WOODSIDE
AUSTRALIAN ENERGY

16 December 2003

[redacted]

03045486

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4 (Chinguetti-4-7 Tiof West), lodged with the Australian Stock Exchange on 16 December 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

dlw 1/7

82-2260

16 December 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-7 (Tiof West)

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that a preliminary evaluation of wireline logs and pressure data acquired from the Chinguetti-4-7 (Tiof West) step-out exploration well indicates a gas column of approximately 4 metres overlying a gross oil column of approximately 122 metres. Water bearing sands have been confirmed below the hydrocarbon bearing interval.

The top of the hydrocarbon bearing interval was intersected down-dip from the top of the hydrocarbon bearing interval in the Chinguetti-4-6 (Tiof) discovery well. Preliminary analysis of the pressure data indicates that the oil column is likely to be in direct pressure communication with the oil column intersected in the Chinguetti-4-6 (Tiof) well.

Further appraisal drilling will be required to assess the significance of the two wells and to verify connectivity and the net to gross of the reservoir section.

Since reporting on the well on 9 December 2003, the 36 inch conductor was jetted to 1,423 metres, 18 inch hole was drilled to 2,127 metres, $13^3/_8$ inch casing was run and cemented and 12¼ inch hole was drilled to the final total depth of 2,991 metres.

The well will now be plugged and abandoned, as planned.

All reported depths are referenced to the rig rotary table.

Participants in the Area B PSC are as follows:	**Area B**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Assistant Company Secretary